News Release

07020409

RECEIVED

2007 JAN 18 A 10:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZURICH®

Zurich Insurance Ireland Limited opens branches in Belgium and Italy

SUPPL

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, January 16, 2007 – Zurich Financial Services Group (Zurich) announced today that Zurich Insurance Ireland Limited (ZIIL), an EU-wide risk carrier for Zurich's general insurance business, has opened branches in Belgium and Italy. With headquarters in Dublin, Ireland, ZIIL is now represented in Belgium, Finland, France, Italy, Sweden and the United Kingdom.

ZIIL's structure is in line with Zurich's strategy to create a more efficient and effective organization through a centrally coordinated and thus more efficient capital management approach. Under the EU Non-Life Insurance directives enabling the freedom to provide services, ZIIL will be instrumental in driving bottom line profitability for Zurich's corporate business. Through its expanding branch network, it will continue to offer increased potential for substantial organic growth.

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

Geoff Riddell, Chief Executive Officer Global Corporate, said, "The expansion of our ZIIL branch network reflects Zurich's commitment to further grow our European corporate business and enhance our general insurance products and services offering to the corporate market. ZIIL allows us to make more efficient use of our capital and to even better serve our European customers in a changing risk environment."

Zurich Insurance Ireland Limited (ZIIL) is an EU-wide risk carrier specializing in offering general insurance cover for cross-border risks and related services in Europe. It also underwrites general insurance business in Ireland under the Eagle

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Star brand. Headquartered in Dublin, Ireland, ZIIL is a member of the Zurich Financial Services Group and is rated A+/Positive by Standard & Poor's.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.